UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2025

Commission File Number 000-29962

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 30, 2025, Kazia Therapeutics Limited (the “Company”) issued a press release titled “Kazia Therapeutics announces the launch of a groundbreaking trial with paxalisib in combination with immunotherapy in women with advanced breast cancer”. A copy of this release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

The Company hereby incorporates by reference the information contained herein, including Exhibit 99.1, except for the respective quotes of Dr. John Friend, Chief Executive Officer of the Company, and Sudha Rao, Professor at QIMR Berghofer, contained in Exhibit 99.1, into the Company’s registration statements on Form F-3 (File No. 333-276091 and 333-281937).

EXHIBIT LIST

Exhibit	Description

99.1	Press Release of Kazia Therapeutics Limited dated January 30, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

/s/ John Friend
John Friend
Chief Executive Officer
Date: 30 January 2025